Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Registration Statement of Arogo Capital Acquisition Corp. on Form S-4 to be filed on or about October 6, 2022 of our report dated October 6, 2022, on our audits of the financial statements of Eon Reality, Inc. and Subsidiaries as of December 31, 2021 and 2020, and for each of the years then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern and an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Codification 842, Leases. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP
New York, New York
October 6, 2022